Exhibit 99.2

IMV INC.

EQUITY DISTRIBUTION AGREEMENT

June 30, 2020

PIPER SANDLER & CO.

U.S. Bancorp Center

800 Nicollet Mall

Minneapolis, Minnesota 55402

Ladies and Gentlemen:

As further set forth in this agreement (this “Agreement”), IMV Inc., a company organized under the laws of Canada (the “Company”), proposes to issue and sell from time to time through Piper Sandler & Co. (the “Agent”), as sales agent, the common shares in the capital of the Company (the “Common Shares”), having an aggregate offering price of up to U.S. $24,500,000, (such Common Shares to be sold pursuant to this Agreement, the “Shares”) on terms set forth herein. Each of the Company and the Agent hereby agrees and acknowledges that all sales and solicitation of sales of Shares shall be made solely in the United States and sales and solicitation of sales of Shares shall not be made in Canada or through the facilities of the Toronto Stock Exchange (the “TSX” or any other Canadian trading market (together with the TSX, a “Canadian Market”)). Notwithstanding anything to the contrary contained herein, the parties hereto agree that compliance with the limitation set forth in Section 3(b) of this Agreement on the number of Shares issued and sold under this Agreement shall be the sole responsibility of the Company, and the Agent shall have no obligation in connection with such compliance.

The Company hereby confirms its agreement with the Agent with respect to the sale of the Shares.

1.	Registration Statement and Prospectus.

The Company has prepared and filed with the securities regulatory authorities (the “Qualifying Authorities”) in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia, and Newfoundland and Labrador (the “Qualifying Jurisdictions”) a preliminary short form base shelf prospectus dated June 19, 2020 (in both French and English languages) (the “Canadian Preliminary Base Prospectus”), and the Canadian Base Prospectus (as defined below), in respect of an aggregate of up to US$125,000,000 in certain securities of the Company, including Common Shares (collectively, the “Shelf Securities”). The Company has selected the Nova Scotia Securities Commission (the “Reviewing Authority”) as its principal regulator under the passport system procedures provided for under Multilateral Instrument 11-102 - Passport System and National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Passport System”) in respect of the Shelf Securities. The Reviewing Authority has issued a receipt, which is deemed to also be a receipt of the securities regulatory authorities in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Quebec, and Newfoundland and Labrador, and evidence of the receipt issued by the Ontario Securities Commission pursuant to the Passport System (a “Passport Decision Document”), for each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus. The term “Canadian Base Prospectus” means the final short form base shelf prospectus dated June 26, 2020 (in both French and English languages) relating to the Shelf Securities, including any documents incorporated by reference therein and the documents otherwise deemed to be incorporated by reference therein pursuant to Canadian Securities Laws (as defined below), at the time the Reviewing Authority issued a Passport Decision Document with respect thereto in accordance with Canadian Securities Laws, including National Instrument 44-101 - Short Form Prospectus Distributions and National Instrument 44-102 - Shelf Distributions (together, the “Canadian Shelf Procedures”). The Company has also prepared and filed with the Nova Scotia Securities Commission in accordance with the Canadian Shelf Procedures a prospectus supplement dated June 30, 2020 (in English language), relating to the Shares (together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be incorporated by reference therein pursuant to Canadian Securities Laws, the “Canadian Prospectus”).

The Company has also prepared and filed with the United States Securities and Exchange Commission (the “Commission”) a registration statement on Form F-10 (File No. 333-239310) covering the registration of the Shelf Securities under the United States Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations (the “Securities Act Regulations”) of the Commission thereunder, and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the English language version of the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act Regulations) and including exhibits to such registration statement has become effective in such form pursuant to Rule 467(b) under the Securities Act. Such registration statement, at any given time, including amendments thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein pursuant to Item 4 of Form F-10 under the Securities Act at such time, is herein called the “Registration Statement.” The Registration Statement at the time it originally became effective is herein called the “Initial Registration Statement.” The prospectus in the form in which it appeared in the Initial Registration Statement is herein called the “U.S. Base Prospectus.” The prospectus supplement dated June 30, 2020, relating to the offering of the Shares, including all documents incorporated therein by reference, filed with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act (the “U.S. Prospectus Supplement”), together with the U.S. Base Prospectus, is hereinafter called the “U.S. Prospectus.” The U.S. Prospectus and the Canadian Prospectus are referred to herein as the “Prospectuses.”

Any amendment to the Canadian Prospectus, any amended or supplemental prospectus, any management information circular, financial statement, management's discussion and analysis, annual information form, business acquisition report or material change report that may be filed by or on behalf of the Company under the securities laws of the Qualifying Jurisdictions prior to the expiry of the period of distribution of the Shares, where such document is or is deemed to be incorporated by reference into the Canadian Prospectus, is referred to herein collectively as the “Supplementary Material.” Any reference herein to any “amendment” or “supplement” to the U.S. Prospectus shall be deemed to refer to and include (i) the filing of any document with the Reviewing Authority or the Commission after the date of the U.S. Prospectus, as the case may be, and prior to the Representation Date or the Settlement Date, as applicable, which is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by the Securities Act Regulations and (ii) any such document so filed prior to the Representation Date or the Settlement Date, as applicable.

The Company also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement (the “Form F-X”).

For purposes of this Agreement, all references to the Registration Statement, the U.S. Prospectus, any Permitted Free Writing Prospectus (as defined below), or any amendment or supplement to any of the foregoing, shall be deemed to include the copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”).

For purposes of this Agreement, all references to the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus or the Canadian Prospectus, or any amendment or supplement to any of the foregoing (including any Supplementary Material), shall include the copy filed with the Qualifying Authorities pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”).

All references in this Agreement to financial statements and schedules and other information which are “contained,” “included” or “stated” in the Registration Statement, the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which are incorporated by reference in or otherwise deemed by the Securities Act Regulations to be a part of or included in the Registration Statement or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations thereunder (the “Exchange Act Regulations”), which is incorporated by reference in or otherwise deemed by the Securities Act Regulations to be a part of or included in the Registration Statement or the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which are “contained,” “included” or “stated” in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which are incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus or the Canadian Prospectus, as the case may be

2.	Representations and Warranties of the Company.

(a)            The Company represents and warrants to, and agrees with, the Agent that as of the date of this Agreement, each Representation Date, each date on which a Placement Notice (as defined in Section 3(a)(i) below) is given, and any date on which Shares are sold hereunder as follows:

(i)            Compliance with Registration Requirements. The Company is a reporting issuer (or equivalent thereof) in each Qualifying Jurisdiction, is not in default under the securities laws of any Qualifying Jurisdiction, and is in compliance in all material respects with its timely disclosure obligations under the Exchange Act, the Canadian Securities Laws and the requirements of the TSX and the Nasdaq Capital Market (“Nasdaq”). The Company meets the general eligibility requirements for use of the Canadian Shelf Procedures and for the use of a short form base shelf prospectus with respect to a distribution of securities. The Company meets the general eligibility requirements for use of Form F-10 under the Securities Act. The Reviewing Authority has issued a Passport Decision Document on behalf of itself and the other Qualifying Authorities for each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus; subsequent to the issuance of the Passport Decision Document for the Canadian Base Prospectus, no other document with respect to the Canadian Base Prospectus has heretofore been filed or transmitted for filing with the Qualifying Authorities, except for any document filed with the Qualifying Authorities subsequent to the date of such Passport Decision Document in the form heretofore delivered or made available to the Agent (including supplements to the Canadian Base Prospectus that are not applicable to the transactions contemplated by this Agreement).

(ii)           Registration Statement Effectiveness. The Initial Registration Statement initially became effective under the Securities Act on June 29, 2020. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated or threatened by the Commission. No order, ruling or determination having the effect of suspending the sale or ceasing the trading of any securities of the Company (including the Shares) has been issued or made by any Qualifying Authority, any other securities commission, stock exchange or other regulatory authority and no proceedings for that purpose have been instituted or are pending or, to the Company’s knowledge, are contemplated by any such authority. Any request on the part of the Commission, any Qualifying Authority or any other securities commission, stock exchange or other regulatory authority for additional information in connection with the offering contemplated hereby has been complied with.

(iii)          Registration Statement and Canadian Securities Law Compliance. Each part of the Registration Statement and any post-effective amendment thereto, at the time such part became effective, and the U.S. Prospectus (or any amendment or supplement to the U.S. Prospectus), at the time it is first filed in accordance with General Instruction II.L of Form F-10 or the time of first use within the meaning of the Securities Act Regulations, and at the Representation Date or any Settlement Date, as the case may be, complied and will comply in all material respects with the applicable requirements and provisions of the Securities Act and the Securities Act Regulations and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the immediately preceding sentence do not apply to statements in or omissions from the Registration Statement, or any post-effective amendment thereto, or the U.S. Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with written information relating to the Agent furnished to the Company by or on behalf of the Agent specifically for use therein; it being understood and agreed that the only such information furnished by the Agent consists of the information described as such in Section 6(b).

At the time of filing thereof with the Qualifying Authorities and at the Representation Date and any Settlement Date, as the case may be: (A) the Canadian Prospectus (and any further amendments or supplements thereto, including any Supplementary Material) complied and will comply in all material respects with the securities laws applicable in the Qualifying Jurisdictions and the respective instruments, rules and regulations made and forms prescribed under such laws together with applicable published policy statements (including, without limitation, the Canadian Shelf Procedures) and applicable notices of the Qualifying Authorities made in connection with the transactions contemplated by this Agreement (collectively, the “Canadian Securities Laws”); and (B) the Canadian Prospectus (and any further amendments or supplements thereto, including any Supplementary Material) constituted and will constitute full, true and plain disclosure of all material facts relating to the Shares and the Company and its subsidiary, taken as a whole, and did not and will not contain a misrepresentation, as defined under Canadian Securities Laws, and did not and will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. In addition, each electronic road show undertaken, if any, when taken together as a whole with the Canadian Prospectus (and any further amendments or supplements thereto, including any Supplementary Material), do not and on the Representation Date and any Settlement Date, will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(iv)          Registration Statement and Disclosure. The Registration Statement, when it became effective, did not, and will not, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The U.S. Prospectus, as of the date of the U.S. Prospectus Supplement, and any amendment and supplement thereto, on the date thereof and at each Representation Date and Settlement Date, did not or will not include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The documents incorporated by reference in the U.S. Prospectus did not, and any further documents filed and incorporated by reference therein will not, when filed with the Commission, contain an untrue statement of a material fact or omit to state a material fact required to be stated in such document or necessary to make the statements in such document, in light of the circumstances under which they were made, not misleading. The foregoing shall not apply to statements in, or omissions from, any such document which are made in reliance upon, and in conformity with, information furnished to the Company by the Agent specifically for use in the preparation thereof. The U.S. Prospectus will conform to the Canadian Prospectus except for such deletions or changes therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act Regulations.

(v)           Permitted Free Writing Prospectuses. Each Permitted Free Writing Prospectus, set forth on Schedule 4 hereto, as of its issue date did not include any information that conflicted with the information contained in the Registration Statement and the U.S. Prospectus. Each Permitted Free Writing Prospectus issued at or prior to any Representation Date or any Settlement Date and the U.S. Prospectus, will not contain any untrue statement of a material fact or omit as of the Representation Date or any Settlement Date, as applicable, to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The foregoing sentences do not apply to statements in or omissions from any Permitted Free Writing Prospectus based upon and in conformity with written information furnished to the Company by the Agent specifically for use therein.

(vi)          EDGAR and SEDAR. The U.S. Prospectus delivered or to be delivered to the Agent for use in connection with this offering was or will be substantially identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(vii)         Independent Accountants. PricewaterhouseCoopers LLP, who certified the financial statements and any supporting schedules included in the Registration Statement and the U.S. Prospectus are independent public accountants as required by the Securities Act the Securities Act Regulations and Canadian Securities Laws, are in good standing with the Canadian Public Accountability Board and are independent with respect to the Company within the meaning of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder or implementing the provisions thereof (the “Sarbanes-Oxley Act”) for the periods required under General Instruction III.B. of Form F-10, and are also independent with respect to the Company as required by the Canada Business Corporations Act, applicable Canadian Securities Laws and applicable Canadian professional standards. There has not been a “reportable event” (within the meaning of Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations) between PricewaterhouseCoopers LLP and the Company. Except as described in the U.S. Prospectus, there are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations), or any other relationships with unconsolidated entities or other persons, that may have a material current or, to the Company’s knowledge, future effect on the Company’s financial condition, changes in financial condition or results of operations.

(viii)        Financial Statements. The financial statements of the Company included or incorporated by reference in the Registration Statement and the U.S. Prospectus, together with the related schedules (if any) and notes, present fairly the financial position of the Company and its consolidated subsidiary at the dates indicated and the results of operations, changes in shareholders’ equity and cash flows of the Company and its consolidated subsidiary for the periods specified; and all such financial statements have been prepared in conformity with international financial reporting standards (“IFRS”) applied on a consistent basis throughout the periods involved. The supporting schedules, if any, included in the Registration Statement and the U.S. Prospectus present fairly, in accordance with IFRS, the information required to be stated therein. No other schedules or financial statements are required to be included or incorporated by reference in the Registration Statement or the U.S. Prospectus.

(ix)           No Material Adverse Change in Business. Since the respective dates as of which information is given in the U.S. Prospectus (in each case exclusive of any amendments or supplements thereto subsequent to the date of this Agreement), (A) there has been no material adverse change or any development that could reasonably be expected to result in a material adverse change, in the condition (financial or other), results of operations, business, properties, management or prospects of the Company and its subsidiary taken as a whole, whether or not arising in the ordinary course of business (in any such case, a “Material Adverse Effect”); (B) except as otherwise disclosed in the U.S. Prospectus (in each case exclusive of any amendments or supplements thereto subsequent to the date of this Agreement), neither the Company nor its subsidiary has incurred any liability or obligation or entered into any transaction or agreement that, individually or in the aggregate, is material with respect to the Company and its subsidiary taken as a whole, and neither the Company nor its subsidiary has sustained any loss or interference with its business or operations from fire, explosion, flood, earthquake or other natural disaster or calamity, whether or not covered by insurance, or from any labor dispute or disturbance or court or governmental action, order or decree that could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

(x)            Good Standing of the Company. The Company has been duly organized and is validly existing as a corporation in good standing under the laws of Canada and has power and authority to own, lease and operate its properties and to conduct its business as described in the U.S. Prospectus and to enter into and perform its obligations under this Agreement.

(xi)           Good Standing of Subsidiary. ImmunoVaccine Technologies Inc. is the only subsidiary of the Company and has been duly organized and is validly existing as a corporation in good standing under the laws of Nova Scotia, has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the U.S. Prospectus and is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect; except as otherwise disclosed in the U.S. Prospectus or would not, individually or in the aggregate, result in a Material Adverse Effect, all of the issued and outstanding share capital of such subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and, except as disclosed in the financial statements of the Company, are owned by the Company free and clear of any Lien; and none of the issued and outstanding share capital of such subsidiary was issued in violation of any preemptive rights, rights of first refusal or other similar rights of any securityholder of such subsidiary or any other person or entity.

(xii)          Capitalization. The authorized and issued share capital of the Company consists of an unlimited number of Common Shares, of which 61,704,072 are issued and outstanding on the date hereof and an unlimited number of preferred shares, of which none are issued and outstanding as the date hereof. On the date hereof, 3,069,501 warrants, 1,599,034 options and 332,281 deferred share units to acquire Common Shares are issued and outstanding. Neither the Company nor its subsidiary is party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting control of any securities of the Company or its subsidiary. The issued and outstanding shares of the Company have been duly authorized and validly issued and are fully paid and non-assessable and were issued in compliance with the Canada Business Corporations Act, and were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities that have not been waived in writing or duly complied with on behalf of the Company.

(xiii)         Authorization of Agreement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by the Company, the Board or its shareholder in connection herewith. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy. Insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(xiv)         Authorization of Shares. The Shares to be sold by the Company under this Agreement have been duly authorized for issuance and sale through the Agent pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement against payment of the consideration set forth herein, will be validly issued, fully paid and non-assessable. The Shares, upon issuance, will not be issued in violation of or subject to any preemptive rights or contractual rights to purchase securities issued by the Company.

(xv)          Description of Shares. The authorized share capital of the Company, including the Common Shares, conforms to the description thereof in the U.S Prospectus. The Company’s articles and bylaws conform in all material respects to the respective statements relating thereto contained in the U.S. Prospectus and such statements conform to the rights set forth in the respective instruments and agreements defining the same.

(xvi)        Absence of Defaults and Conflicts. Neither the Company nor its subsidiary is in violation of its articles of association, charter or by-laws (or similar organizational documents) (the “Organizational Documents”) or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any Company contracts, indentures, mortgages, deeds of trust, loan or credit agreements, bonds, notes, debentures, evidences of indebtedness, swap agreements, hedging agreements, leases or other instruments or agreements to which the Company or its subsidiary is a party or by which the Company or its subsidiary is bound or to which any of the property or assets of the Company or its subsidiary is subject that, solely in the case of this clause are material with respect to the Company and its subsidiary taken as a whole (a “Company Document”), except for such defaults that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The execution and delivery of and performance of obligations under this Agreement and the consummation of the transactions contemplated herein and in the U.S. Prospectus (including the issuance and sale of the Shares and the use of the proceeds from the sale of the Shares as described in the U.S. Prospectus under the caption “Use of Proceeds”) and compliance by the Company with its obligations under this Agreement do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default, Termination Event or Repayment Event under, or result in the creation or imposition of any Lien upon any property or assets of the Company or its subsidiary pursuant to, any Company Documents, except for such conflicts, breaches, defaults or Liens that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, nor will such action result in any violation of (i) the provisions of the Organizational Documents of the Company or its subsidiary or (ii) any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or its subsidiary or any of their respective assets, properties or operations.

(xvii)       Absence of Labor Dispute. No labor dispute with the employees of the Company or its subsidiary exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of the principal suppliers, manufacturers, customers or contractors of the Company or its subsidiary that might reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

(xviii)      Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Company, threatened, against or affecting the Company or its subsidiary that is required to be disclosed in the U.S. Prospectus (other than as disclosed therein), or that might reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect or to materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Company of its obligations under this Agreement; the aggregate of all pending legal or governmental proceedings to which the Company or its subsidiary is a party or of which any of their respective property or assets is the subject that are not described in the U.S. Prospectus, including ordinary routine litigation incidental to the business, would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

(xix)         Possession of Intellectual Property. The Company and its subsidiary own and possess or have valid and enforceable licenses to use, all patents, patent rights, patent applications, licenses, copyrights, inventions, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names, service names, software, internet addresses, domain names and other intellectual property (collectively, “Intellectual Property”) that is described in the U.S. Prospectuses or that is necessary for the conduct of their respective businesses as currently conducted, as proposed to be conducted, and as described in the U.S. Prospectus; neither the Company nor its subsidiary has received any notice or is otherwise aware of any material infringement of any Intellectual Property or of any facts or circumstances that would reasonably be expected to render any Intellectual Property invalid or inadequate to protect the interests of the Company or of its subsidiary therein; there are no third parties who have or, to the knowledge of the Company, would reasonably be expected to be able to establish rights to any Intellectual Property of the Company or its subsidiary, except for, and to the extent of, the ownership rights of the owners of the Intellectual Property that the U.S. Prospectus discloses is licensed to the Company or its subsidiary; there is no pending or, to the knowledge of the Company, threatened action, suit, proceeding or claim by others challenging the Company’s or its subsidiary’s rights in or to any such Intellectual Property, or challenging the validity, enforceability or scope of any such Intellectual Property, or asserting that the Company or its subsidiary infringes or otherwise violates, or would, upon the commercialization of any product or service described in the U.S. Prospectus, infringe or violate, any Intellectual Property of others, and the Company is unaware of any facts that would reasonably be expected to form a reasonable basis for any such action, suit, proceeding or claim; the Company and its subsidiary have complied in all material respects with the terms of each agreement pursuant to which any Intellectual Property has been licensed to the Company or its subsidiary, all such agreements are in full force and effect, and, to the knowledge of the Company, no event or condition has occurred or, to the knowledge of the Company, exists that gives or, with notice or passage of time or both, would give any person or entity the right to terminate any such agreement.

(xx)          Absence of Further Requirements. (A) No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency, domestic or foreign, (B) no authorization, approval, vote or consent of any holder of capital stock or other securities of the Company or creditor of the Company or its subsidiary, (C) no authorization, approval, waiver or consent under any Company Document, and (D) no authorization, approval, vote or consent of any other person or entity, is necessary or required for the authorization, execution, delivery or performance of obligations by the Company of this Agreement, for the offering of the Shares as contemplated by this Agreement, for the issuance, sale or delivery of the Shares to be sold by the Company pursuant to this Agreement, or for the consummation of any of the other transactions contemplated by this Agreement, in each case on the terms contemplated by the U.S. Prospectus, except such as have been obtained under the Securities Act, the Securities Act Regulations, the Exchange Act and the Exchange Act Regulations, and all applicable requirements of Canadian Securities Laws, the rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”), Nasdaq, the TSX, as the case may be, and except that no representation is made as to such as may be required under state, blue sky or foreign securities laws.

(xxi)         Compliance with Securities Laws. The documents filed as exhibits to the Registration Statement or otherwise incorporated by reference in the U.S. Prospectus, when they became effective or were filed with the Commission or the Qualifying Authorities, as the case may be, conformed in all material respects to all applicable requirements of Canadian Securities Laws, and were filed on a timely basis with the Commission and with the Qualifying Authorities, as the case may be, and none of such documents contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; any further documents so filed and incorporated by reference in the U.S. Prospectus, when such documents are filed with the Commission or the Qualifying Authorities, as the case may be, will conform in all material respects to all applicable requirements of Canadian Securities Laws, as the case may be, and will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Each document filed or to be filed with the Qualifying Authorities and incorporated or deemed to be incorporated by reference in the Canadian Base Prospectus and the Canadian Prospectus complied or will comply when so filed and at each Representation Date and at each Settlement Date, as the case may be, in all material respects with Canadian Securities Laws, and did not or will not contain a misrepresentation as defined under Canadian Securities Laws, and none of such documents contained or will contain at each Representation Date and at each Settlement Date, as the case may be, any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were or are made, not misleading. The Company has not filed any confidential material change reports which remain confidential as at the date hereof.

(xxii)        Possession of Licenses and Permits. The Company and its subsidiary possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them; and, except as would not, individually or in the aggregate, or would be reasonably expected to result in a Material Adverse Effect, the Company and its subsidiary are in compliance with the terms and conditions of all such Governmental Licenses, all such Governmental Licenses are valid and in full force and effect; and neither the Company nor its subsidiary has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses.

(xxiii)       Property. The Company and its subsidiary do not own any real property. All real property, buildings and other improvements, and all equipment and other property, held under lease or sublease by the Company or its subsidiary is held by them under valid, subsisting and enforceable leases or subleases, as the case may be, with, solely in the case of leases or subleases relating to real property, buildings or other improvements, such exceptions as are not material and do not interfere with the use made or proposed to be made of such property and buildings or other improvements by the Company and its subsidiary, and all such leases and subleases are in full force and effect; and neither the Company nor its subsidiary has received any notice of any claim of any sort that has been asserted by anyone adverse to the rights of the Company or its subsidiary under any of the leases or subleases mentioned above or affecting or questioning the rights of the Company or its subsidiary to the continued possession of the leased or subleased premises or to the continued use of the leased or subleased equipment or other property except for such claims that, if successfully asserted against the Company or its subsidiary, would not, individually or in the aggregate, result in a Material Adverse Effect.

(xxiv)       Investment Company Act. The Company is not, and upon the issuance and sale of the Shares as herein contemplated and the receipt and application of the Net Proceeds (as defined in Section 3(a)(v)) therefrom as described in the U.S. Prospectus under the caption “Use Of Proceeds,” will not be, an “investment company” or an entity “controlled” by an “investment company” as such terms are defined in the 1940 Act.

(xxv)        Environmental Laws. Except as described in the U.S. Prospectus and except as would not, individually or in the aggregate, result in a Material Adverse Effect, (A) neither the Company nor its subsidiary is in violation of any and all applicable United States or Canadian federal, provincial, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (B) the Company and its subsidiary have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or its subsidiary and (D) there are no events or circumstances that might reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company its subsidiary relating to Hazardous Materials or any Environmental Laws.

(xxvi)       Compliance with Applicable Laws. Except as described in the U.S. Prospectus, the Company: (A) is and at all times has been in compliance with all applicable U.S., Canadian and foreign statutes, rules, regulations, or guidance applicable to Company, its product candidates and activities and the ownership, testing, development, manufacture, packaging, processing, use, distribution, storage, import, export or disposal of any product candidate manufactured by the Company, including the applicable provisions of the Food and Drugs Act (Canada) and the regulations thereunder and the United States Federal Food, Drug and Cosmetic Act of 1938, as amended, and related legislation and regulations in the United States and the European Union (“Applicable Laws”), except where such noncompliance would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect; (B) has not received any warning letter, untitled letter or other correspondence or written notice from the United States Food and Drug Administration, Health Canada, or any other U.S. or Canadian federal, state, provincial or foreign governmental authority having authority over the Company (“Governmental Authority”) alleging or asserting noncompliance with any Applicable Laws or any licenses, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Applicable Laws (“Authorizations”); (C) possesses all Authorizations and such Authorizations are valid and in full force and effect and are not in violation of any term of any such Authorizations, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect; (D) has not received written notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any Governmental Authority or third party alleging that any product operation or activity of the Company or its subsidiary is in violation of any Applicable Laws or Authorizations and has no knowledge that any such Governmental Authority or third party is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding; (E) has not received written notice that any Governmental Authority has taken, is taking or intends to take action to limit, suspend, modify or revoke any Authorizations and the Company has no knowledge that any such Governmental Authority is considering such action; and (F) has filed, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Laws or Authorizations and that all such material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and correct in all material respects on the date filed (or were corrected or supplemented by a subsequent submission).

(xxvii)     Regulatory Compliance. (i) The Company and its subsidiary is in compliance in all material respects with all applicable provisions of the Food and Drugs Act (Canada) and the regulations thereunder relating to its product candidates and activities and the United States Federal Food, Drug and Cosmetic Act of 1938, as amended, and related legislation and regulations in the United States and the European Union; (ii) the Company and its Subsidiary is in compliance with the following specific requirements relating to product candidates and activities in Canada and to applicable foreign jurisdictions, including the United States: (A) all of the Company’s product candidates comply in all material respects with any conditions of approval and the terms of the applications, if any, submitted by or on behalf of the Company to Health Canada, the United States Food and Drug Administration, and to applicable foreign regulatory bodies; (B) all adverse events that were required to be reported by Company or its subsidiary to Health Canada, the United States Food and Drug Administration, and to corresponding foreign regulatory bodies have been reported to Health Canada, the United States Food and Drug Administration and said corresponding foreign regulatory body in a timely manner; and (C) all stability studies required to be performed by or on behalf of the Company for products used by the Company or its subsidiary have been, to the knowledge of the Company, completed or are ongoing in accordance with the applicable Health Canada requirements and to the requirements of the applicable foreign jurisdictions, including in the United States; and (iii) all clinical trials of the Company and its subsidiary have been, to the knowledge of the Company, rendered in accordance with good clinical practices as required by the United States Food and Drug Administration.

(xxviii)     Studies, Tests and Trials. The studies, tests and preclinical and clinical trials conducted by or on behalf of the Company or its subsidiary were and, if still pending, are, being conducted in accordance in all material respects with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and all Applicable Laws and Authorizations; the descriptions of the results of such studies, tests and trials contained in the U.S. Prospectus fairly present in all material respects the data derived from such studies, tests and trials; except to the extent disclosed in the U.S. Prospectus, the Company is not aware of any studies, tests or trials the results of which the Company believes reasonably call into question the study, test, or trial results described or referred to in the U.S. Prospectus when viewed in the context in which such results are described and the clinical state of development; and the Company has not received any notices or correspondence from any Governmental Authority requiring the termination, suspension or material modification of any current or active studies, tests or preclinical or clinical trials conducted by or on behalf of the Company.

(xxix)       Absence of Registration Rights. There are no persons or entities with registration rights or other similar rights to have any securities (debt or equity) (A) registered pursuant to the Registration Statement or included in the offering contemplated by this Agreement or (B) otherwise registered by the Company under the Securities Act, and there are no persons or entities with co-sale rights, tag-along rights or other similar rights to have any securities (debt or equity) included in the offering contemplated by this Agreement or sold in connection with the sale of Shares, except in each case for such rights that have been duly waived in writing; and the Company has given all notices required by, and has otherwise complied with its obligations under, all registration rights agreements, co-sale agreements, tag-along agreements and other similar agreements in connection with the transactions contemplated by this Agreement.

(xxx)        Nasdaq and TSX. The outstanding Common Shares are listed on Nasdaq and on the TSX. The Shares being sold hereunder by the Company will have been conditionally approved for listing and posting for trading on the TSX by no later than the Representation Date, subject only to the satisfaction of customary conditions to be outlined in the conditional approval letter of the TSX. The Nasdaq has been or will have been notified and has completed or will have completed its review of the offer and sale of the Shares hereunder by no later than the Representation Date.

(xxxi)       Tax Returns. The Company and its subsidiary have filed all applicable United States federal, Canadian federal, state, provincial, local and foreign income and franchise tax returns that are required to be filed or have obtained extensions thereof, except where the failure so to file would not, individually or in the aggregate, result in a Material Adverse Effect, and have paid all taxes (including, without limitation, any estimated taxes) required to be paid and any other assessment, fine or penalty, to the extent that any of the foregoing is due and payable, except for any such tax, assessment, fine or penalty that is currently being contested in good faith by appropriate actions and except for such taxes, assessments, fines or penalties the nonpayment of which would not, individually or in the aggregate, result in a Material Adverse Effect.

(xxxii)      Insurance. The Company and its subsidiary are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are, in the Company’s reasonable judgment, prudent and customary in the businesses in which they are engaged; all policies of insurance and any fidelity or surety bonds insuring the Company or its subsidiary or their respective businesses, assets, employees, officers and directors are in full force and effect; the Company and its subsidiary are in compliance with the terms of such policies and instruments in all material respects; there are no claims by the Company or its subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; neither the Company nor its subsidiary has been refused any insurance coverage sought or applied for; and neither the Company nor its subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers at a cost that would not, individually or in the aggregate, result in a Material Adverse Effect.

(xxxiii)     Accounting Controls. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS, and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s internal control over financial reporting is effective and since the end of the Company’s most recent audited fiscal year, there have been no “material weaknesses” (each as defined by applicable Canadian Securities Laws) in its internal control over financial reporting (whether or not remediated). None of the Company, its board of directors or audit committee is aware of any fraud that involves management or other employees of the Company who have a significant role in the Company’s internal controls; and since the end of the latest audited fiscal year, there has been no change in the Company’s internal control over financial reporting (whether or not remediated) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company’s board of directors has, subject to the exceptions, cure periods and the phase in periods specified in the applicable stock exchange rules (“Exchange Rules”) or Canadian Securities Laws, validly appointed an audit committee to oversee internal accounting controls whose composition satisfies the applicable independence and other requirements of the Exchange Rules and Canadian Securities Laws, and the Company’s board of directors and/or the audit committee has adopted a charter that satisfies the requirements of the Exchange Rules and Canadian Securities Laws.

(xxxiv)      Disclosure Controls. The Company maintains disclosure controls and procedures as required by Rule 13a-15 or Rule 15d-15 under the Exchange Act and as contemplated by the certifications required under Form 52-109F1 and Form 52-109F2 under Multilateral Instrument 52-109 - Certification of Disclosures in Issuer’s Annual and Interim Filings; such controls and procedures are effective at the reasonable assurance level to ensure that all material information concerning the Company and its subsidiary is made known, on a timely basis, to the individuals responsible for the preparation of the Company’s filings with the Commission and the Qualifying Authorities. The Company has utilized such controls and procedures in preparing and evaluating the disclosures in the U.S. Prospectus. Neither the Company’s board of directors nor the audit committee has been informed, nor is any director of the Company or the Company aware, of any fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the Company’s internal controls.

(xxxv)      Compliance with the Sarbanes-Oxley Act. No material relationship, direct or indirect, exists between or among the Company, on the one hand, and the directors, officers, shareholders, customers or suppliers of the Company, on the other hand, which is required to be described in the U.S. Prospectus which is not so described. The Company has not, directly or indirectly, extended or maintained credit, or arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any of its directors or executive officers in violation of applicable laws, including Section 402 of the Sarbanes-Oxley Act. The Company is in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act and the rules and regulations of the Commission thereunder that are in effect and with which the Company is required to comply.

(xxxvi)     Pending Proceedings and Examinations; Comment Letters. The Registration Statement is not the subject of a pending proceeding or examination under Section 8(d) or 8(e) of the Securities Act, and the Company is not the subject of a pending proceeding under Section 8A of the Securities Act. The Company has provided the Representatives with true, complete and correct copies of any written comments received from the Commission or the Qualifying Authorities by the Company or its legal counsel or accountants, and of any transcripts made by the Company, its legal counsel or accountants of any oral comments received from the Commission or the Qualifying Authorities, with respect to the Registration Statement, the Prospectuses, any Permitted Free Writing Prospectus or any document incorporated or deemed to be incorporated by reference therein and of all written responses thereto (in each case other than comment letters or written responses that are publicly available on EDGAR or SEDAR), and no such comments remain unresolved.

(xxxvii)    Absence of Manipulation. The Company has not taken and will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Shares, and has not effected any sales of Common Shares which would be required to be disclosed in the U.S. Prospectus, and which have not been so disclosed.

(xxxviii)   Statistical and Market-Related Data. Any statistical, demographic, market-related and similar data included in the Registration Statement and the U.S. Prospectus are based on or derived from sources that the Company believes to be reliable and accurate and accurately reflect the materials upon which such data is based or from which it was derived, and the Company has delivered or made available true, complete and correct copies of such materials to the Representatives.

(xxxix)     No Unlawful Payments. Neither the Company nor its subsidiary nor any director, officer, or employee of the Company or its subsidiary nor, to the knowledge of the Company, any agent, affiliate or other person or entity associated with or acting on behalf of the Company or its subsidiary, is aware of or has taken any action, directly or indirectly, that has resulted or would result in: (A) the use of any funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (B) the making or taking of an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic government or regulatory official or employee, including, without limitation, of any government-owned or controlled entity or of a public international organization, or any person or entity acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office, (C) a violation by any such person or entity of any provision of the Corruption of Foreign Public Officials Act (Canada), the United States Foreign Corrupt Practices Act of 1977, as amended, or any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offence under the Bribery Act 2010 of the United Kingdom, or any other applicable anti-bribery or anti-corruption laws, or (D) the making, offering, requesting or taking of, or the agreement to take, an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. The Company and its subsidiary have instituted, maintain and enforce, and will continue to maintain and enforce, policies and procedures designed to promote and ensure compliance with all applicable anti-bribery and anti-corruption laws.

(xl)          Compliance with Money Laundering Laws. The operations of the Company and its subsidiary are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements, including those of the United States Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of all applicable jurisdictions, the Securities Act Regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental or regulatory agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental or regulatory agency, authority or body or any arbitrator involving the Company or its subsidiary with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company or its subsidiary, threatened.

(xli)          No Conflicts with Sanctions Laws. Neither the Company nor its subsidiary, directors, officers or employees, nor, to the knowledge of the Company, any agent, employee or affiliate or other person or entity associated with or acting on behalf of the Company or its subsidiary, is currently the subject or the target of any sanctions administered or enforced by the U.S. government, (including, without limitation, OFAC or the United States Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the UNSC, the European Union, Her Majesty’s Treasury (“HMT”) or similar sanctions administered by Global Affairs Canada, the Canada Border Services Agency or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or its subsidiary located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Burma (Myanmar), Crimea, Cuba, Iran, North Korea, Sudan, Syria or any other country that is the subject of Sanctions (each, a “Sanctioned Country”); and the Company will not directly or indirectly use any of the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to its subsidiary, joint venture partner or other person or entity (A) to fund or facilitate any activities of or business with any person or entity that, at the time of such funding or facilitation, is the subject or the target of any Sanctions, (B) to fund or facilitate any activities of or any business in any Sanctioned Country or (C) in any other manner that could result in a violation by any person or entity (including any person or entity participating in the transaction, whether as underwriter, advisor, investor or otherwise) of any Sanctions. For the past five years, the Company and its subsidiary have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person or entity that at the time of the dealing or transaction is or was the subject or the target of any Sanctions or with any Sanctioned Country.

(xlii)         Occupational Laws Compliance. The Company (A) is in compliance, in all respects, with any and all applicable United States and Canadian federal, state, provincial, local and foreign laws, rules, regulations, treaties, statutes and codes promulgated by any and all governmental authorities relating to the protection of human health and safety in the workplace (“Occupational Laws”), except where the failure to be in compliance would not individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect; and (B) has received all permits, licenses or other approvals required of it under applicable Occupational Laws to conduct its business as currently conducted and is in compliance, in all respects, with all terms and conditions of such permits, licenses and approvals, except where the failure to hold such permits, licenses or other approvals and to be in compliance would not individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. No action, proceeding, revocation proceeding, writ, injunction or claim is pending or, to the knowledge of the Company, threatened against the Company relating to Occupational Laws, and the Company does not have knowledge of any facts, circumstances or developments relating to its operations or cost accounting practices that could reasonably be expected to form the basis for or give rise to such actions, suits, investigations or proceedings.

(xliii)        Lending and Other Relationship. Except as disclosed in the U.S. Prospectus, (A) neither the Company nor its subsidiary has any lending or similar relationship with the Agent or any bank or other lending institution affiliated with the Agent, (B) the Company will not, directly or indirectly, use any of the proceeds from the sale of the Shares by the Company hereunder to reduce or retire the balance of any loan or credit facility extended by the Agent or any of its “affiliates” or “associated persons” (as such terms are used in FINRA Rule 5121) or otherwise direct any such proceeds to the Agent or any of its “affiliates” or “associated persons” (as so defined) and (C) there are and have been no transactions, arrangements or dealings between the Company or its subsidiary, on one hand, and the Agent or any of its “affiliates” or “associated persons” (as so defined), on the other hand, that, under FINRA Rule 5110 or 5121, must be disclosed in a submission to FINRA in connection with the offering of the Shares contemplated hereby or disclosed in the Registration Statement or U.S. Prospectus.

(xliv)       Changes in Management. Except as disclosed in the U.S. Prospectus, none of the persons who are officers or directors of the Company has given oral or written notice to the Company or its subsidiary of his or her resignation (or otherwise indicated to the Company or its subsidiary an intention to resign within the next 6 months), nor has any such officer or director been terminated by the Company or otherwise removed from his or her office or from the board of directors, as the case may be (including, without limitation, any such termination or removal that is to be effective as of a future date) nor is any such termination or removal under consideration by the Company or its board of directors.

(xlv)        Transfer Taxes. There are no stock or other transfer taxes, stamp duties, capital duties or other similar duties, taxes or charges payable in connection with the execution or delivery of this Agreement by the Company or the issuance or sale by the Company of the Shares to be sold by the Company through the Agent hereunder.

(xlvi)        Related Party Transactions. There are no business relationships or related party transactions involving the Company or its subsidiary or, to the knowledge of the Company, any other person or entity related to the Company or its subsidiary that are required to be described in the U.S. Prospectus that have not been described as required.

(xlvii)      No Right of First Refusal. Neither the Company nor its subsidiary nor, to the knowledge of the Company, any other person has any preemptive right, right of first refusal or other similar right to purchase or otherwise acquire any of the Shares to be sold by the Company to the Agent pursuant to this Agreement.

(xlviii)     Offering Materials. Without limitation to the provisions of Section 12 hereof, the Company has not distributed and will not distribute, directly or indirectly (other than through the Agent), any “written communication” (as defined in Rule 405) or other offering materials in connection with the offering or sale of the Shares, other than the U.S. Prospectus, any amendment or supplement to any of the foregoing that are filed with the Qualifying Authorities or the Commission and any Permitted Free Writing Prospectuses (as defined in Section 12).

(xlix)        No Restrictions on Dividends. Neither the Company nor its subsidiary is a party to or otherwise bound by any instrument or agreement that limits or prohibits or could limit or prohibit, directly or indirectly, the Company from paying any dividends or making other distributions on its capital stock, and its subsidiary is not a party to or otherwise bound by any instrument or agreement that limits or prohibits or could limit or prohibit, directly or indirectly, the Company’s subsidiary from paying any dividends or making any other distributions on its capital stock, or other equity interests, as the case may be, or from repaying any loans or advances from, or (except for instruments or agreements that by their express terms prohibit the transfer or assignment thereof or of any rights thereunder) transferring any of its properties or assets to, the Company, in each case except pursuant to the Existing Credit Agreement, and as described in the U.S. Prospectus.

(l)            Brokers. There is not a broker, finder or other party that is entitled to receive from the Company any brokerage or finder’s fee or other fee or commission as a result of any of the transactions contemplated by this Agreement, except for underwriting discounts and commissions in connection with the sale of the Shares through the Agent pursuant to this Agreement.

(li)           Immunity from Jurisdiction. Neither the Company nor its subsidiary nor any of its or their properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of Canada or the United States.

(lii)          Cybersecurity. To the knowledge of the Company and its subsidiary, there has been no security breach or incident, unauthorized access or disclosure, or other compromise of or relating to the Company’s or its subsidiary’s information technology and computer systems, networks, hardware, software, data and databases (including, without limitation, the data and information of their respective customers, employees, suppliers and vendors and any third party data maintained, processed or stored by the Company and its subsidiary, and any such data processed or stored by third parties on behalf of the Company and its subsidiary), equipment or technology (collectively, “IT Systems and Data”); neither the Company nor its subsidiary has been notified of, or has knowledge of any event or condition that would result in, any security breach or incident, unauthorized access or disclosure or other compromise to their IT Systems and Data; the Company and its subsidiary have implemented appropriate controls, policies, procedures, and technological safeguards to maintain and protect the integrity, continuous operation, redundancy and security of their IT Systems and Data reasonably consistent with industry standards and practices, or as required by applicable regulatory standards; and the Company and its subsidiary are presently in material compliance with all applicable laws or statutes and all judgments, orders, Securities Act Regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification.

The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company's articles of incorporation or by-laws, the Canada Business Corporations Act or other applicable Canadian laws that is or could reasonably be expected to become applicable to the Agent as a result of the Agent and the Company fulfilling their obligations or exercising their rights under the Agreement, including, without limitation, the Company's issuance of the Shares and the Agent’s ownership of the Shares.

(liii)         Significant Acquisitions. The Company has not entered into any agreement to complete any “significant acquisition” nor is it contemplating any “probable acquisitions” (as such terms are defined in National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators).

(liv)         Qualified Investments. The Shares will qualify as “qualified investments” under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax free savings accounts.

(lv)         Transfer Agent. Computershare Investor Services Inc. at its offices in Toronto, Ontario and Montréal, Québec, and Computershare N.A. have been duly appointed as the transfer agent and registrar for the Common Shares in Canada and the United States, respectively.

(lvi)         Forward-Looking Information. With respect to forward-looking information contained in the Company’s public disclosure documents: (i) the Company has a reasonable basis for the forward-looking information; and (ii) all types of material forward-looking information are identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information and identify material risk factors that could cause actual results to differ materially from the forward-looking information, and accurately state the material factors or assumptions used to develop forward-looking information.

(lvii)        Audit Committee. The Company’s board of directors has validly appointed an audit committee whose composition satisfies the requirements of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators (“NI 52-110”), and the audit committee of the Company operates in accordance with all material requirements of NI 52-110.

(lviii)       Related Parties. None of the directors, officers or employees of the Company, or, to the knowledge of the Company, any holder of more than 10% of any class of securities of the Company or securities of any person exchangeable for more than 10% of any class of securities of the Company, or, to the knowledge of the Company, any associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the Securities Act (Nova Scotia)), has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Company and the subsidiary, on a consolidated basis. Neither the Company nor the subsidiary has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm’s length” (as such term is defined in the Income Tax Act (Canada)) with them.

(lix)         Certificates. Any certificate signed by any officer of the Company or its subsidiary (whether signed on behalf of such officer, the Company or such subsidiary) and delivered to the Agent or to Agent’s counsel shall be deemed a representation and warranty by the Company to Agent as to the matters covered thereby.

(lx)           Eligible Issuer. The Company is not an “ineligible issuer” (as defined in Rule 405 under the Securities Act) as of the eligibility determination date for purposes of Rules 164 and 433 under the Securities Act with respect to the offering of the Shares contemplated by the Registration Statement.

(lxi)          No Legal, Accounting or Tax Advice. The Company has not relied upon the Agent or legal counsel for the Agent for any legal, tax or accounting advice in connection with the offering and sale of the Shares.

(lxii)         No Integration. The Company has not sold or issued any securities that would be integrated with the offering of the Shares contemplated by this Agreement pursuant to the Securities Act or the interpretations thereof by the Commission.

(lxiii)       Critical Accounting Policies. The U.S. Prospectus accurately describes in all material respects (i) the accounting policies that the Company believes are the most important in the portrayal of the Company’s financial condition and results of operations and that require management’s most difficult, subjective or complex judgments (“Critical Accounting Policies”); (ii) the judgments and uncertainties affecting the application of Critical Accounting Policies; and (iii) the likelihood that materially different amounts would be reported under different conditions or using different assumptions, and an explanation thereof.

3.	Purchase, Sale and Delivery of Shares.

(a)            At-the-Market Sales. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company agrees to issue and sell through the Agent as sales agent, and the Agent agrees to use its commercially reasonable efforts, consistent with its normal trading and sales practices applicable law and regulations, to sell for and on behalf of the Company, the Shares on the following terms and conditions; provided, however, that any obligation of the Agent to use such commercially reasonable efforts shall be subject to the continuing accuracy of the representations and warranties of the Company herein, the performance by the Company of its covenants and obligations hereunder and the continuing satisfaction of the additional conditions specified in Section 5 of this Agreement. The Company acknowledges and agrees that (i) there can be no assurance that the Agent will be successful in selling Shares, (ii) the Agent will incur no liability or obligation to the Company or any other person or entity if it does not sell Shares for any reason other than a failure by the Agent to use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable law and regulations, to sell such Shares as required under this Agreement, and (iii) the Agent shall sell the Shares on an agency basis only and shall not purchase Shares on a principal basis pursuant to this Agreement.

(i)             Each time that the Company wishes to issue and sell the Shares hereunder (each, a “Placement”), it will notify the Agent by email notice (or other method mutually agreed to in writing by the parties) (a “Placement Notice”) containing the parameters in accordance with which it desires the Shares to be sold, which shall at a minimum include the number of shares of Shares to be issued, the time period during which sales are requested to be made, any limitation on the number of Shares that may be sold in any one Trading Day (as defined below) and any minimum price below which sales may not be made, a form of which containing such minimum sales parameters necessary is attached hereto as Schedule 1.  The Placement Notice shall originate from any of the individuals from the Company set forth on Schedule 2 (with a copy to each of the other individuals from the Company listed on such schedule), and shall be addressed to each of the individuals from the Agent set forth on Schedule 2, as such Schedule 2 may be amended from time to time. The Placement Notice shall be effective upon receipt by the Agent unless and until (i) in accordance with the notice requirements set forth in Section 3(a)(iii) of this Agreement, the Agent declines to accept the terms contained therein for any reason, in its sole discretion, (ii) the entire amount of the Shares have been sold, (iii) the Company suspends or terminates the Placement Notice in accordance with the notice requirements set forth in Section 3(a)(iii) below, (iv) the Company issues a subsequent Placement Notice with parameters superseding those on the earlier dated Placement Notice, or (v) this Agreement has been terminated under the provisions of Section 8.  The amount of any commission or other compensation to be paid by the Company to the Agent in connection with the sale of the Shares shall be calculated in accordance with the terms set forth in Section 3(a)(v) below. It is expressly acknowledged and agreed that neither the Company nor the Agent will have any obligation whatsoever with respect to a Placement or any Shares unless and until the Company delivers a Placement Notice to the Agent and the Agent does not decline such Placement Notice pursuant to the terms set forth above, and then only upon the terms specified therein and herein.  In the event of a conflict between the terms of this Agreement and the terms of the Placement Notice, the terms of the Placement Notice will control. For the purposes hereof, “Trading Day” means any day on which the Company’s Common Shares are purchased and sold on the Nasdaq.

(ii)           The Shares are to be sold by the Agent on a daily basis or otherwise as shall be agreed to by the Company and the Agent on any day that is a Trading Day. The gross sales price of the Shares sold under this Section 3(a) shall be the market price for the Shares sold by the Agent under this Section 3(a) at the time of such sale.

(iii)           The Company or the Agent may, upon notice to the other party hereto by telephone (confirmed promptly by email correspondence to each of the individuals of the other party set forth on Schedule 2), suspend the offering of the Shares, whereupon the Agent shall so suspend the offering of Shares until further notice is provided to the other party to the contrary; provided, however, that such suspension shall not affect or impair the parties’ respective obligations with respect to the Shares sold hereunder prior to the receipt of such notice. While a suspension is in effect any obligation under Sections 4(m), 4(n), and 4(o) with respect to the delivery of certificates, opinions, or comfort letters to the Agent, shall be waived. Notwithstanding any other provision of this Agreement, during any period in which the Company is in possession of material non-public information, the Company and the Agent agree that (i) no sale of Shares will take place, (ii) the Company shall not request the sale of any Shares, and (iii) the Agent shall not be obligated to sell or offer to sell any Shares.

(iv)          Subject to the terms of the Placement Notice, the Agent may sell the Shares by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act, including sales made directly on or through Nasdaq. Subject to the terms of any Placement Notice, the Agent may also sell Shares in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or any other method permitted by law, subject to the prior written consent of the Company.

(v)           The compensation to the Agent for sales of the Shares, as an agent of the Company, shall be 3.0% of the gross sales price of the Shares sold pursuant to this Section 3(a), payable in cash. The remaining proceeds, after further deduction for any reasonable and documented transaction fees imposed by any governmental or self-regulatory organization in respect of such sales, and reimbursement of expenses that the Agent may be entitled to pursuant to Section 4(f), shall constitute the net proceeds to the Company for such Shares (the “Net Proceeds”).

(vi)          The Agent will provide written confirmation to the Company (including by email correspondence to each of the individuals of the Company set forth on Schedule 2), no later than the opening of the Trading Day immediately following the Trading Day on which it has made sales of Shares hereunder, setting forth the number of Shares sold on such day, the volume-weighted average price of the Shares sold, and the Net Proceeds payable to the Company.

(vii)         All Shares sold pursuant to this Section 3(a) will be delivered by the Company to the Agent for the account of the Agent, against payment of the Net Proceeds therefor, by wire transfer of same-day funds payable to the order of the Company at the offices of Piper Sandler & Co., U.S. Bancorp Center, 800 Nicollet Mall, Minneapolis, Minnesota, or such other location as may be mutually acceptable, at 9:00 a.m. Central Time on the second full business day following the date on which such Shares are sold, or at such other time and date as Agent and the Company determine pursuant to Rule 15c6-1(a) under the Exchange Act, each such time and date of delivery being herein referred to as a “Settlement Date.” If the Agent so elects, delivery of the Shares may be made by credit through full fast transfer to an account or accounts at The Depository Trust Company designated by the Agent. On each Settlement Date, the Agent will deliver the Net Proceeds in same day funds to an account designated by the Company on, or prior to, such Settlement Date.  The Company agrees that if the Company, or its transfer agent (if applicable), defaults in its obligation to timely deliver duly authorized Shares on a Settlement Date, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Section 6 hereto, it will (i) hold the Agent harmless against any loss, claim, damage, or expense (including reasonable and documented legal fees and expenses), as incurred, arising out of or in connection with such default by the Company, (iii) reimburse the Agent for any losses incurred by the Agent attributable, directly or indirectly, to such default and (iii) pay to the Agent (without duplication) any commission or other compensation to which the Agent would otherwise have been entitled absent such default.

(b)           Maximum Amount. Under no circumstances shall the aggregate number or aggregate value of the Shares sold pursuant to this Agreement exceed: (i) the aggregate number and aggregate dollar amount of Common Shares available for issuance under the currently effective Registration Statement, (ii) the aggregate number of authorized but unissued Common Shares that are available for issuance under the Company’s certificate of incorporation, (iii) the aggregate dollar amount of Securities permitted to be sold under the Registration Statement, or (iv) the aggregate number or aggregate dollar amount of Common Shares for which the Company has filed any Prospectus Supplement in connection with the Shares (the lesser of (i), (ii), (iii) and (iv), the “Maximum Amount”).

(c)            Prohibition on Canadian Sales. Each party covenants to the other party that (i) it will not undertake any act, advertisement, solicitation, conduct or negotiation directly or indirectly in furtherance of the sale of the Shares in Canada; (ii) it will not undertake an offer or sale of any Shares through the facilities of any Canadian Market; and (iii) it will not undertake an offer or sale of any of the Shares to any person that it knows or has reason to believe is in Canada or has been pre-arranged with a buyer in Canada, or to any person who it knows or has reason to believe is acting on the behalf of persons in Canada or to any person whom it knows or has reason to believe intends to reoffer, resell or deliver the Shares in Canada through the facilities of a Canadian Market or to any persons in Canada or acting on the behalf of persons in Canada, in each case pursuant to this Agreement.

(d)            No Association or Partnership. Nothing herein contained shall constitute the Agent an unincorporated association or partner with the Company.

(e)            Duration. Under no circumstances shall any Shares be sold pursuant to this Agreement after July 26, 2022, which is the 25 month anniversary of the date of receipt for the Canadian Base Shelf issued by the Reviewing Authority.

(e)            Market Transactions by Agent. The Company acknowledges and agrees that the Agent has informed the Company that the Agent may, to the extent permitted under the Securities Act, the Securities Act Regulations, the Exchange Act, the Exchange Act Regulations and this Agreement, purchase and sell Shares for its own account while this Agreement is in effect, provided, that (i) no sale for its own account shall take place while a Placement Notice is in effect (except to the extent the Agent may engage in sales of Shares purchased or deemed purchased from the Company as a “riskless principal” or in a similar capacity) and (ii) the Company shall not be deemed to have authorized or consented to any such purchases or sales by the Agent. The Company consents to the Agent trading in the Common Shares for the account of any of its clients at the same time as sales of the Shares occur pursuant to this Agreement.

4.	Covenants of the Company. The Company covenants and agrees with the Agent as follows:

(a)            Amendments to Registration Statement and Prospectus. After the date of this Agreement and during any period in which a U.S. Prospectus relating to any Shares is required to be delivered by the Agent under the Securities Act, the Company will: (i) notify the Agent promptly of the time when any subsequent amendment to the Registration Statement, other than documents incorporated by reference or amendments not related to the Shares, has been filed with the Commission and/or has become effective or any subsequent supplement to the U.S. Prospectus related to the Shares has been filed and of any request by the Commission for any amendment or supplement to the Registration Statement (insofar as it relates to the transactions contemplated hereby) or U.S. Prospectus or for additional information related to the Placement; (ii) prepare and file with the Commission, promptly upon the Agent’s request, any amendments or supplements to the Registration Statement or U.S. Prospectus that, in the Agent’s reasonable opinion, may be necessary or advisable in connection with the sale of the Shares by the Agent (provided, however, that the failure of the Agent to make such request shall not relieve the Company of any obligation or liability hereunder, or affect the Agent’s right to rely on the representations and warranties made by the Company in this Agreement and provided, further, that the only remedy the Agent shall have with respect to the failure to make such filing shall be to cease making sales under this Agreement until such amendment or supplement is filed); (iii) not file any amendment or supplement to the Registration Statement or U.S. Prospectus, other than documents incorporated by reference, relating to the Shares or a security convertible into the Shares unless a copy thereof has been submitted to the Agent within a reasonable period of time before the filing and the Agent has not reasonably objected thereto (provided, however, that (A) the failure of the Agent to make such objection shall not relieve the Company of any obligation or liability hereunder, or affect the Agent’s right to rely on the representations and warranties made by the Company in this Agreement, (B) the Company has no obligation to provide the Agent any advance copy of such filing or to provide the Agent an opportunity to object to such filing if the filing does not name the Agent or does not relate to a Placement or other transaction contemplated hereunder, and (C) the only remedy that the Agent shall have with respect to the failure by the Company to provide the Agent with such copy or the filing of such amendment or supplement despite the Agent’s objection shall be to cease making sales under this Agreement); (iv) furnish to the Agent at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference into the Registration Statement or U.S. Prospectus, except for those documents available via EDGAR; and (v) cause each amendment or supplement to the U.S. Prospectus, other than documents incorporated by reference, to be filed with the Commission as required pursuant to General Instruction II.L of Form F-10 under the Securities Act (the determination to file or not to file any amendment or supplement with the Commission under this Section 4(a), based on the Company’s reasonable opinion or reasonable objections, shall be made exclusively by the Company).

(b)            Stop Order. The Company will advise the Agent, promptly after it receives notice or obtains knowledge thereof, of the issuance or threatened issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement, of the suspension by the Canadian Qualifying Authorities of the qualification of the Shares for offering or sale in any jurisdiction, or of the initiation or threatening of any proceeding for any such purpose, and it will promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such a stop order should be issued.

(c)            Continuing Amendments and Timely Reports. During any period in which a U.S. Prospectus relating to the Shares is required to be delivered by the Agent under the Securities Act, with respect to any Placement or pending sale of the Shares, the Company will comply with all requirements imposed upon it by the Securities Act, as from time to time in force, and to file on or before their respective due dates, all reports and documents required to be filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14, 15(d) or any other provision of or under the Exchange Act, and all reports and documents required to be filed pursuant to Canadian Securities Laws, as appropriate; and include in its quarterly financial reporting on Form 6-K and its annual reports on Form 40-F (or Form 20-F), a summary detailing, for the relevant reporting period, (1) the number of Shares sold through the Agent pursuant to this Agreement and (2) the net proceeds received by the Company from such sales. If during such period any event occurs as a result of which the U.S. Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or U.S. Prospectus to comply with the Securities Act, the Company will promptly notify the Agent to suspend the offering of Shares during such period and the Company will promptly amend or supplement the Registration Statement or U.S. Prospectus (at the expense of the Company) so as to correct such statement or omission or effect such compliance.

(d)            Qualification of the Shares. The Company shall take or cause to be taken all necessary action to qualify the Shares for sale under the securities laws of such jurisdictions as the Agent reasonably designates and to continue such qualifications in effect so long as required for the sale of the Shares, except that the Company shall not be required in connection therewith to qualify as a foreign corporation or to execute a general consent to service of process in any state. The Company shall promptly advise the Agent of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares for offer or sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose.

(e)            Copies of Registration Statement and U.S. Prospectus. The Company will furnish to the Agent and counsel for the Agent copies of the Registration Statement, the U.S. Prospectus and all amendments and supplements to such documents (including all documents incorporated by reference therein), in each case as soon as available and in such quantities as the Agent may from time to time reasonably request (provided that the Company shall not be required to furnish any such document (other than the U.S. Prospectus) to the extent any such document is available on EDGAR).

(f)            Expenses. The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, will pay or cause to be paid all expenses incident to its obligations hereunder, including but not limited to (i) all expenses (including stock or transfer taxes and stamp or similar duties allocated to the respective transferees) incurred in connection with the registration, issue, sale and delivery of the Shares, (ii) all expenses and fees (including, without limitation, fees and expenses of the Company’s accountants and counsel) in connection with the preparation, printing, filing, delivery, and shipping of the Registration Statement (including the financial statements therein and all amendments, schedules, and exhibits thereto), the Shares, the U.S. Prospectus and any amendment thereof or supplement thereto, and the producing, word-processing, printing, delivery, and shipping of this Agreement and other underwriting documents or closing documents, including Blue Sky Memoranda (covering the states and other applicable jurisdictions) and including the cost to furnish copies of each thereof to the Agent, (iii) all filing fees, (iv) all reasonable fees and disbursements of the Agent’s counsel incurred in connection with the qualification of the Shares for offering and sale by the Agent or by dealers under the securities or blue sky laws of the states and other jurisdictions which Agent shall designate, (v) the fees and expenses of any transfer agent or registrar, (vi) the filing fees and reasonable fees and disbursements of Agent’s counsel incident to any required review and approval by FINRA of the terms of the sale of the Shares, (vii) listing fees, if any, (viii) the cost and expenses of the Company relating to investor presentations or any “roadshow” undertaken in connection with marketing of the Shares, and (ix) all other costs and expenses incident to the performance of its obligations hereunder that are not otherwise specifically provided for herein. In addition to (iv) and (vi) above, the Company shall reimburse the Agent for the out of pocket reasonable fees and disbursements of the Agent’s counsel actually incurred in an amount which, taken together with the fees and disbursements of Agent’s counsel in an amount not to exceed U.S. $25,000.

(g)            Payments. All payments made by the Company under this Agreement, if any, will be made without withholdings or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature (other than taxes on net income) imposed or levied by or on behalf of Canada or any political subdivision or any taxing authority thereof or therein unless the Company is or becomes required by law to withhold or deduct such taxes, duties, assessments or other governmental charges. In such event, the Company will pay such additional amounts as will result, after such withholding or deduction (including withholding or deduction attributable to additional amounts payable hereunder), in the receipt by the Agent of the amounts that would otherwise have been receivable in respect thereof, provided however that no such additional amounts will be payable in the case of any such additional amounts required to be deducted or withheld by applicable law: (i) that are payable by reason of services being performed by or on behalf of the Agent in Canada; or (ii) that are payable by reason of services being performed by or on behalf of the Agent outside of Canada that are not performed in the ordinary course of a business carried on by the Agent that included the performance of such services for a fee.

(h)           Use of Proceeds. The Company will apply the Net Proceeds from the sale of the Shares in the manner described in the U.S. Prospectus in the section titled “Use of Proceeds.”

(i)             Restrictions on Future Sales. During the term of this Agreement, without giving the Agent at least three business days’ prior written notice specifying the nature of the proposed sale and the date of such proposed sale, so as to permit the Agent to suspend activity under this Agreement for such period of time as requested by the Company, the Company will not, offer for sale, sell, contract to sell, pledge, grant any option for the sale of, enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition of Common Shares (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate, or otherwise issue or dispose of, directly or indirectly (or publicly disclose the intention to make any such offer, sale, pledge, grant, issuance or other disposition), any Common Shares or any securities convertible into or exchangeable for, or any options or rights to purchase or acquire, Common Shares, or permit the registration under the Securities Act of any Common Shares, such securities, options or rights, except for: (i) the registration of the Shares and the sales through the Agent pursuant to this Agreement, (ii) sales of shares of restricted stock, restricted stock units and options granted pursuant to employee benefit plans existing as of the date hereof, and the Common Shares issuable upon the exercise of such outstanding options or vesting of such restricted stock units, and (iii) the issuance of shares pursuant to the exercise of warrants.

(j)            No Stabilization or Manipulation. The Company has not taken and will not take, directly or indirectly, any action designed to, or which might reasonably be expected to cause or result in, or which constitutes: (i) the stabilization or manipulation of the price of the Common Shares or any other security of the Company to facilitate the sale or resale of the Shares, (ii) a violation of Regulation M. The Company shall notify the Agent of any violation of Regulation M by the Company or any of its subsidiaries or any of their respective officers or directors promptly after the Company has received notice or obtained knowledge of any such violation.

(k)            No Other Broker. The Company will not incur any liability for any finder’s or broker’s fee or agent’s commission in connection with the execution and delivery of this Agreement, or the consummation of the transactions contemplated hereby.

(l)            Internal Controls. The Company and its subsidiaries will maintain such controls and other procedures, including without limitation, those required by Sections 302 and 906 of the Sarbanes-Oxley Act and the applicable regulations thereunder, that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, including without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive officer and its principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, to ensure that material information relating to Company, including its subsidiaries, is made known to them by others within those entities.

(m)          Representation Date and Opinions of Counsel. On or prior to the date of the first Placement Notice, and thereafter during the term of this Agreement, on each date that the Company (A) files an amendment to the Registration Statement or U.S. Prospectus (other than relating solely to the offering of securities other than the Shares) or (B) files an Annual Report on Form 40-F (or Form 20-F) under the Exchange Act or furnishes quarterly financial information on Form 6-K (including any such filings or furnishings that contain amended financial information or a material amendment to the previously filed Annual Report on Form 40-F (or Form 20-F) or quarterly financial information on Form 6-K), each of the dates in (A) and (B) are referred to herein as a “Representation Date”), the Company shall cause:

(i)            Troutman Sanders LLP (“Troutman”) U.S. counsel for the Company, to furnish to the Agent the opinion and negative assurance letter of such counsel, dated as of such date and addressed to Agent, in form and substance reasonably satisfactory to the Agent; provided however, only a negative assurance letter of such counsel shall be required for each subsequent Representation Date after the date of the first Placement Notice;

(ii)            McCarthy Tétrault LLP Canadian counsel for the Company, to furnish to the Agent the opinion of such counsel, dated as of such date and addressed to Agent, in form and substance reasonably satisfactory to the Agent; provided however, no opinion of such counsel shall be required for each subsequent Representation Date after the date of the first Placement Notice;

(iii)          Troutman and Smart & Biggar, intellectual property counsels for the Company, to furnish to the Agent the opinion of such counsels, dated as of such date and addressed to Agent, in form and substance reasonably satisfactory to the Agent; and

(iv)          Stewart McKelvey LLP Canadian counsel for the Company in the Province of Nova Scotia, to furnish to the Agent the opinion of such counsel, dated as of such date and addressed to Agent, in form and substance reasonably satisfactory to the Agent; provided however, no opinion of such counsel shall be required for each subsequent Representation Date after the date of the first Placement Notice.

Notwithstanding the foregoing, the requirement to provide counsel opinions under this Section 3(l) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending or a suspension is in effect, which waiver shall continue until the date the Company delivers a Placement Notice to the Agent or the suspension is no longer in effect.  Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver and did not provide the Agent with opinions under this Section 3(l), then before the Agent sells any Shares pursuant to Section 2(a), the Company shall cause the opinions (including the opinion pursuant to Section 3(l) if not delivered on the date of the prior Form 40-F), comfort letter, certificates and documents that would be delivered on a Representation Date to be delivered.

(n)           Representation Date and Comfort Letter. On or prior to the date of the first Placement Notice and thereafter during the term of this Agreement, on each Representation Date to which a waiver does not apply, the Company shall cause PricewaterhouseCoopers LLP, or other independent accountants satisfactory to the Agent (the “Accountants”), to deliver to the Agent a letter, dated as of such date and addressed to Agent, confirming that they are independent public accountants within the meaning of the Securities Act and the PCAOB, and stating the conclusions and findings of said firm with respect to the financial information and other matters covered by its letter in form and substance satisfactory to the Agent of the same tenor as the first such letter received hereunder.

(o)           Representation Date and Representation Certificate. On or prior to the date of the first Placement Notice and thereafter during the term of this Agreement, on each Representation Date to which a waiver does not apply, the Company shall furnish to the Agent a certificate (the “Representation Certificate”), substantially in the form of Schedule 3 and dated as of such date, addressed to the Agent and signed by the chief executive officer and by the chief financial officer of the Company.

(p)           Continued Listing of Shares. During the term of this Agreement, the Company shall use its commercially reasonable efforts to maintain the listing of the Common Shares on the Nasdaq and the TSX.

(q)           Notice of Changes. At any time during the term of this Agreement, as supplemented from time to time, the Company shall advise the Agent immediately after it shall have received notice or obtain knowledge thereof, of any information or fact that would alter or affect any opinion, certificate, letter and other document provided to the Agent pursuant to this Section 4.

(r)            Maximum Amount. The Company will not instruct the Agent to sell or otherwise attempt to sell Shares in excess of the Maximum Amount.

5.            Conditions of Agent’s Obligations. The obligations of the Agent hereunder are subject to the accuracy as of each Representation Date and Settlement Date and compliance with all representations, warranties and agreements of the Company contained herein, the performance by the Company of its obligations hereunder and the following additional conditions:

(a)            Registration Statement Effective. The Registration Statement shall be effective; no stop order suspending the effectiveness of the Registration Statement or any part thereof, or any amendment thereof, nor suspending or preventing the use of the U.S. Prospectus, shall have been issued; no proceedings for the issuance of such an order shall have been initiated or threatened; and any request of the Commission for additional information (to be included in the Registration Statement, the U.S. Prospectus or otherwise) shall have been complied with to the Agent’s satisfaction.

(b)            Absence of Certain Events. None of the following events shall have occurred and be continuing: (i) receipt by the Company or any of its subsidiaries of any request for additional information from the Commission or any other federal or state governmental authority during the period of effectiveness of the Registration Statement, the response to which would require any post-effective amendments or supplements to the Registration Statement or the U.S. Prospectus; (ii) the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any material statement made in the Registration Statement or the U.S. Prospectus or any material document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, the U.S. Prospectus or such documents so that, in the case of the Registration Statement, it will not contain any materially untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and, that in the case of the U.S. Prospectus, it will not contain any materially untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(c)            No Material Misstatement or Omission. The Agent shall not have advised the Company that the Registration Statement or the U.S. Prospectus, contains an untrue statement of fact which, in the Agent’s reasonable opinion, is material, or omits to state a fact which, in the Agent’s reasonable opinion, is material and is required to be stated therein or necessary to make the statements therein not misleading.

(d)            No Adverse Changes. Except as contemplated in the U.S. Prospectus, or disclosed in the Company’s reports filed with or furnished to the Commission, the Company (including for purposes of this section, its subsidiaries) shall not have incurred any material liabilities or obligations, direct or contingent, or entered into any material transactions, or declared or paid any dividends or made any distribution of any kind with respect to its capital stock; and there shall not have been any change in the capital stock (other than a change in the number of outstanding Common Shares due to the issuance of shares upon the exercise of outstanding options or warrants), or any material change in the short-term or long-term debt of the Company, or any issuance of options, warrants, convertible securities or other rights to purchase the capital stock of the Company or any of its subsidiaries, any Material Adverse Effect or any development that could reasonably be expected to cause a Material Adverse Effect (whether or not arising in the ordinary course of business), or any loss by strike, fire, flood, earthquake, accident or other calamity, whether or not covered by insurance, incurred by the Company or any subsidiary, the effect of which, in any such case described above, in the Agent’s judgment, makes it impractical or inadvisable to offer or deliver the Shares on the terms and in the manner contemplated in the U.S. Prospectus.

(e)            No Rating Downgrade. (i) No downgrading shall have occurred in the rating accorded any of the Company’s securities by any “nationally recognized statistical organization,” as that term is defined by the Commission for purposes of Rule 436(g)(2) under the Securities Act, and (ii) no such organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of any of the Company’s securities.

(f)            Compliance with Certain Obligations. The Company shall have performed each of its obligations under Section 4(m) – 4(o).

(g)            Opinion of Agent’s Counsel. On each Representation Date to which a waiver does not apply, there shall have been furnished to the Agent the opinion and negative assurance letter of Cooley LLP (“Cooley”), counsel for the Agent, dated as of such Representation Date and addressed to Agent, in a form reasonably satisfactory to the Agent, and such counsel shall have received such papers and information as they request to enable them to pass upon such matters; provided however, the opinion of Cooley shall only be required on or prior to the first Placement Notice, and thereafter, only a negative assurance letter of such counsel shall be required for each subsequent Representation Date.

(h)            No Objection by FINRA. The Financial Industry Regulatory Authority, Inc. shall have raised no objection to the fairness and reasonableness of the underwriting terms and arrangements.

(i)            Timely Filing of U.S. Prospectus. All filings with the Commission required under the Securities Act to have been filed by the Settlement Date shall have been made within the applicable time period prescribed for such filing under the Securities Act.

(j)            Additional Documents and Certificates. The Company shall have furnished to Agent and the Agent’s counsel such additional documents, certificates and evidence as they may have reasonably requested.

All opinions, certificates, letters and other documents described in this Section 5 will be in compliance with the provisions hereof only if they are reasonably satisfactory in form and substance to the Agent and the Agent’s counsel. The Company will furnish the Agent with such conformed copies of such opinions, certificates, letters and other documents as the Agent shall reasonably request.

6.	Indemnification and Contribution.

(a)           Company Indemnification. The Company agrees to indemnify and hold harmless the Agent, its affiliates, directors, officers and employees, and each person, if any, who controls the Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act against any losses, claims, damages or liabilities, joint or several, to which the Agent may become subject, under the Securities Act or otherwise (including in settlement of any litigation), insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon, in whole or in part an (i) untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, and any other information deemed to be part of the Registration Statement, the U.S. Prospectus, or any amendment or supplement thereto, any Permitted Free Writing Prospectus, or an omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) any investigation or proceeding by any governmental authority, commenced or threatened (whether or not Agent is a target of or party to such investigation or proceeding); and (iii) any failure of the Company to perform its respective obligations under this section, and will reimburse the Agent for any legal or other expenses reasonably incurred by it in connection with investigating or defending against such loss, claim, damage, liability or action; provided, however, that the Company shall not be liable in any such case of (i) through (iii) to the extent that any such loss, claim, damage, liability or action arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, the U.S. Prospectus, or any such amendment or supplement, in reliance upon and in conformity with written information furnished to the Company by Agent specifically for use in the preparation thereof.

In addition to its other obligations under this Section 6(a), the Company agrees that, as an interim measure during the pendency of any claim, action, investigation, inquiry or other proceeding arising out of or based upon any statement or omission, or any alleged statement or omission, described in this Section 6(a), it will reimburse the Agent on a monthly basis for all reasonable legal fees or other expenses incurred in connection with investigating or defending any such claim, action, investigation, inquiry or other proceeding, notwithstanding the absence of a judicial determination as to the propriety and enforceability of the Company’s obligation to reimburse the Agent for such expenses and the possibility that such payments might later be held to have been improper by a court of competent jurisdiction. Any such interim reimbursement payments which are not made to the Agent within 30 days of a request for reimbursement shall bear interest at the WSJ Prime Rate (as published from time to time by the Wall Street Journal).

(b)        Agent Indemnification. The Agent will indemnify and hold harmless the Company against any losses, claims, damages or liabilities to which the Company may become subject, under the Securities Act or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of the Agent), but only insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the U.S. Prospectus, any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in conformity with written information furnished to the Company by the Agent specifically for use in the preparation thereof, it being understood and agreed that the only information furnished by the Agent for use in the Registration Statement or the U.S. Prospectus consists of the statements set forth in the seventh paragraph under the caption “Plan of Distribution” in the U.S. Prospectus, and will reimburse the Company for any legal or other expenses reasonably incurred by the Company in connection with investigating or defending against any such loss, claim, damage, liability or action.

(c)            Notice and Procedures. Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to any indemnified party except to the extent such indemnifying party has been materially prejudiced by such failure. In case any such action shall be brought against any indemnified party, and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in, and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of the indemnifying party’s election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that if, in the sole judgment of the Agent, it is advisable for the Agent to be represented by separate counsel, the Agent shall have the right to employ a single counsel to represent the Agent, in which event the reasonable fees and expenses of such separate counsel shall be borne by the indemnifying party or parties and reimbursed to the Agent as incurred (in accordance with the provisions of the second paragraph in subsection (a) above).

The indemnifying party under this Section 6 shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party against any loss, claim, damage, liability or expense by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by this Section 6, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into, and (iii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement, compromise or consent to the entry of judgment in any pending or threatened action, suit or proceeding in respect of which any indemnified party is or could have been a party and indemnity was or could have been sought hereunder by such indemnified party, unless such settlement, compromise or consent (a) includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such action, suit or proceeding and (b) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)           Contribution; Limitations on Liability; Non-Exclusive Remedy. If the indemnification provided for in this Section 6 is unavailable or insufficient to hold harmless an indemnified party under subsection (a) or (b) above, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or liabilities referred to in subsection (a) or (b) above, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Agent on the other from the offering of the Shares, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and the Agent on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Agent on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total commissions received by the Agent (before deducting expenses) from the sale of the Shares. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Agent, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company and the Agent agree that it would not be just and equitable if contributions pursuant to this subsection (d) were to be determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities referred to in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending against any action or claim which is the subject of this subsection (d). Notwithstanding the provisions of this subsection (d), the Agent shall not be required to contribute any amount in excess of the commissions received by it under this Agreement. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

7.            Representations and Agreements to Survive Delivery. All representations, warranties, and agreements of the Company herein or in certificates delivered pursuant hereto, including but not limited to the agreements of the Agent and the Company contained in Section 6 hereof, shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Agent or any controlling person thereof, or the Company or any of its officers, directors, or controlling persons, and shall survive delivery of, and payment for, the Shares to and by the Agent hereunder.

8.	Termination.

(a)            The Company shall have the right, by giving ten (10) days’ written notice as hereinafter specified, to terminate the provisions of this Agreement relating to the solicitation of offers to purchase the Shares in its sole discretion at any time. Any such termination shall be without liability of any party to any other party except that (i) with respect to any pending sale, through the Agent for the Company, the obligations of the Company, including in respect of compensation of the Agent, shall remain in full force and effect notwithstanding the termination and (ii) the provisions of Section 4(f), Section 6 and Section 7 of this Agreement shall remain in full force and effect notwithstanding such termination.

(b)            The Agent shall have the right, by giving written notice as hereinafter specified, to terminate the provisions of this Agreement relating to the solicitation of offers to purchase the Shares in its sole discretion at any time. Any such termination shall be without liability of any party to any other party except that the provisions of Section 4(f), Section 6 and Section 7 of this Agreement shall remain in full force and effect notwithstanding such termination.

(c)            Unless earlier terminated pursuant to this Section 8, this Agreement shall automatically terminate upon the earlier to occur of the issuance and sale of all of the Shares through the Agent on the terms and subject to the conditions set forth herein, except that the provisions of Section 4(f), Section 6 and Section 7 of this Agreement shall remain in full force and effect notwithstanding such termination.

(d)            This Agreement shall remain in full force and effect unless terminated pursuant to Sections 8(a), (b) or (c) above or otherwise by mutual agreement of the parties; provided that any such termination by mutual agreement shall in all cases be deemed to provide that Section 4(f), Section 6 and Section 7 shall remain in full force and effect.

(e)            Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agent or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of the Shares, such sale shall settle in accordance with the provisions of Section 3(a)(vii) of this Agreement.

(f)            Upon the execution of this Agreement, that certain Equity Distribution Agreement between the Company and the Agent, dated March 18, 2020 (the “Prior Agreement”) shall terminate and be of no further effect, except that the provisions of Section 4(f), Section 6 and Section 7 of the Prior Agreement shall remain in full force and effect notwithstanding such termination.

9.            Default by the Company. If the Company shall fail at any Settlement Date to sell and deliver the number of Shares which it is obligated to sell hereunder, then this Agreement shall terminate without any liability on the part of the Agent or, except as provided in Section 4(f) hereof, any non-defaulting party. No action taken pursuant to this Section shall relieve the Company from liability, if any, in respect of such default, and the Company shall (A) hold the Agent harmless against any loss, claim or damage arising from or as a result of such default by the Company and (B) pay the Agent any commission to which it would otherwise be entitled absent such default.

10.          Notices. Except as otherwise provided herein, all communications under this Agreement shall be in writing and, if to the Agent, shall be delivered via overnight delivery services to (i) Piper Sandler & Co., U.S. Bancorp Center, 800 Nicollet Mall, Minneapolis, Minnesota 55402, Attention: Equity Capital Markets, with a copy to Piper Sandler General Counsel at 800 Nicollet Mall, Minneapolis, MN 55402 and LegalCapMarkets@psc.com; and (ii)  the Company at 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada B3B 2C4, Attention of Corporate Secretary; or in each case to such other address as the person to be notified may have requested in writing. Any party to this Agreement may change such address for notices by sending to the parties to this Agreement written notice of a new address for such purpose.

11.          Permitted Free Writing Prospectus. The Company represents and agrees that, unless it obtains the prior written consent of the Agent, and the Agent severally represents and agrees that, unless it obtains the prior written consent of the Company, it has not made and will not make any offer relating to the Shares that would constitute an “issuer free writing prospectus,” as defined in Rule 433 under the Securities Act, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405 under the Securities Act, required to be filed with the Commission. Any such free writing prospectus consented to by the Company and the Agent is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company represents that it has treated or agrees that it will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus,” as defined in Rule 433, and has complied and will comply with the requirements of Rule 433 applicable to any Permitted Free Writing Prospectus, including timely Commission filing where required, legending and record keeping. For the purposes of clarity, the parties hereto agree that all free writing prospectuses, if any, listed in Schedule 4 hereto are Permitted Free Writing Prospectuses.

12.          Persons Entitled to Benefit of Agreement. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns and the controlling persons, officers and directors referred to in Section 6(a). Nothing in this Agreement is intended or shall be construed to give to any other person, firm or corporation any legal or equitable remedy or claim under or in respect of this Agreement or any provision herein contained. The term “successors and assigns” as herein used shall not include any purchaser, as such purchaser, of any of the Shares from the Agent.

13.         Absence of Fiduciary Relationship. The Company, having been advised by counsel, acknowledges and agrees that: (a) the Agent has been retained solely to act as a sales agent in connection with the sale of the Shares and that no fiduciary, advisory or agency relationship between the Company (including any of the Company’s affiliates (including directors), equity holders, creditors, employees or agents, hereafter, “Company Representatives”), on the one hand, and the Agent on the other, has been created or will be created in respect of any of the transactions contemplated by this Agreement, irrespective of whether the Agent has advised or is advising the Company on other matters and irrespective of the use of the defined term “Agent;” (b) neither the Agent nor any of its affiliates (including directors), equity holders, creditors, employees or agents, hereafter, “Agent Representatives”) shall have any duty or obligation to the Company or any Company Representative except as set forth in this Agreement; (b) the price and other terms of any Placement executed pursuant to this Agreement, as well as the terms of this Agreement, are deemed acceptable to the Company and its counsel, following discussions and arms-length negotiations with the Agent; (c) the Company is capable of evaluating and understanding, and in fact has evaluated, understands and accepts the terms, risks and conditions of any Placement to be executed pursuant to this Agreement, and any other transactions contemplated by this Agreement; (c) the Company has been advised that the Agent and the Agent Representatives are engaged in a broad range of transactions which may involve interests that differ from those of the Company and that the Agent and the Agent Representatives have no obligation to disclose any such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship, or otherwise; (d) the Company has been advised that the Agent is acting, in respect of any Placement and the transactions contemplated by this Agreement, solely for the benefit of the Agent, and not on behalf of the Company; and (e) the Company and the Company Representatives waive, to the fullest extent permitted by law, any claims that they may have against the Agent or any of the Agent Representatives for breach of fiduciary duty or alleged breach of fiduciary duty in respect of any Placement or any of the transactions contemplated by this Agreement and agree that the Agent and the Agent Representatives shall have no liability (whether direct or indirect, in contract, tort or otherwise) to the Company or any of the Company Representatives in respect of any person asserting any claim of breach of any fiduciary duty on behalf of or in right of the Company or any of the Company Representatives.

14.          Governing Law and Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the laws of the State of New York. The Company (on its own behalf and on behalf of its stockholders and affiliates) hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

15.          Submission to Jurisdiction, Etc. Each party hereby submits to the exclusive jurisdiction of the U.S. federal and New York state courts sitting in the Borough of Manhattan, City of New York, in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any lawsuit, action or other proceeding in such courts, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such lawsuit, action or other proceeding brought in any such court has been brought in an inconvenient forum. The Company irrevocably designates and appoints C T Corporation System 28 Liberty Street, New York, NY 10011, as its authorized agent in the United States upon which process may be served in any such suit or proceeding, and agrees that service of process upon such authorized agent be certified or registered mail, or by personal delivery by Federal Express, to such authorized agent shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all actions as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of five years from the date of this Agreement.

16.          Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

17.          Construction. The section and exhibit headings herein are for convenience only and shall not affect the construction hereof. References herein to any law, statute, ordinance, code, regulation, rule or other requirement of any governmental authority shall be deemed to refer to such law, statute, ordinance, code, regulation, rule or other requirement of any governmental authority as amended, reenacted, supplemented or superseded in whole or in part and in effect from time to time and also to all rules and regulations promulgated thereunder

[Signature Page Follows]

Please sign and return to the Company the enclosed duplicates of this letter whereupon this letter will become a binding agreement between the Company and the Agent in accordance with its terms.

Very truly yours,

IMV INC.

By:	/s/ Pierre Labbé
Name: Pierre Labbé
Title: Chief Financial Officer

Confirmed as of the date first
above mentioned.

PIPER SANDLER & CO.

By:	/s/ Michael Bassett
Name: Michael Bassett
Title: Director

Schedule A-1

SCHEDULE 1

FORM OF PLACEMENT NOTICE

No Facsimile and No Voicemail

From:	IMV Inc.

To:	Piper Sandler & Co. Attention: Neil A. Riley Neil.Riley@psc.com Connor N. Anderson Connor.Anderson@psc.com Tom Wright Thomas.Wright@psc.com Jay A. Hershey Jay.Hershey@psc.com

Date: Subject:	[●], 20[●] Equity Distribution Agreement – Placement Notice

Gentlemen:

Pursuant to the terms and subject to the conditions contained in the Equity Distribution Agreement between IMV Inc. ( “Company”), and Piper Sandler & Co. ( “Agent”) dated June 30, 2020 (the “Agreement”), the Company hereby requests that Agent sell up to [●] Common Shares, no par value per share, at a minimum market price of U.S. $[●] per share.  Sales should begin on the date of this Placement Notice and shall continue until [●] /[all shares are sold].

SCHEDULE 2

NOTICE PARTIES

IMV Inc.

Pierre Labbé

130 Eileen Stubbs Avenue, Suite 19

Dartmouth, Nova Scotia, Canada

B3B 2C4

Telephone: +1 (902) 492-1819

Facsimile: +1 (902) 492-0888

Piper Sandler & Co.

Neil A. Riley

Neil.Riley@psc.com

Connor N. Anderson

Connor.Anderson@psc.com

Tom Wright

Thomas.Wright@psc.com

Jay A. Hershey

Jay.Hershey@psc.com

SCHEDULE 3

FORM OF REPRESENTATION CERTIFICATE

PURSUANT TO SECTION 4(o) OF THE AGREEMENT

[Date]

Piper Sandler & Co.

800 Nicollet Mall

Minneapolis, MN 55402

Sir:

The undersigned, the duly qualified and elected [•], of IMV Inc. a Canadian corporation (the “Company”), does hereby certify in such capacity and on behalf of the Company, pursuant to Section 4(o) of the Equity Distribution Agreement, dated June 30, 2020 (the “Equity Distribution Agreement”), between the Company and Piper Sandler & Co., that to the best of the knowledge of the undersigned:

(i)            The representations and warranties of the Company in this Agreement are true and correct, in all material respects, as if made at and as of the date of the certificate, and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the date of the certificate; and

(ii)           No stop order or other order suspending the effectiveness of the Registration Statement or any part thereof or any amendment thereof or the qualification of the Shares for Registration Statement, nor suspending or preventing the use of the U.S. Prospectus or any Permitted Free Writing Prospectus, has been issued, and no proceeding for that purpose has been instituted or, to the best of the Company’s knowledge, is contemplated by the Commission or any state or regulatory body;

Capitalized terms used herein without definition shall have the meanings given to such terms in the Equity Distribution Agreement.

IMV Inc.

By:
Name:
Title:

SCHEDULE 4

PERMITTED FREE WRITING PROSPECTUS

None.